UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016552

No Act
P.E. 12-30-02

March 3, 2003

David M. Becker
Vice President and General Counsel
Seaboard Corporation
9000 West 67th Street
P.O. Box 2972
Shawnee Mission, KS 66201

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

Re: Seaboard Corporation
Incoming letter dated December 30, 2002

Dear Mr. Becker:

This is in response to your letter dated December 30, 2002 concerning the shareholder proposal submitted to Seaboard by the Sierra Club. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Larry Fahn
Sierra Club
Vice President for Conservation
311 California Street
Suite 510
San Francisco, CA 94104

SEABOARD
CORPORATION

VIA OVERNIGHT MAIL

December 30, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of Sierra Club

Ladies and Gentlemen:

Seaboard Corporation, a Delaware corporation (the "Company"), has received a shareholder proposal dated November 7, 2002 and amended December 3, 2002 (the "Proposal"), from the Sierra Club (the "Proponent") for inclusion in the Company's proxy statement for its 2003 annual meeting of shareholders (the "2003 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(3) and/or Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or, if the Proposal is included, the Company excludes the identity of the Proponent pursuant to Rule 14a-8(l)(1) under the Exchange Act..

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed are an additional copy of this letter, which we request to have file stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") review the Company's policies regarding use of antibiotics in its hog production facilities and those of its suppliers and report to shareholders by January 2004. The Proposal requests that the Board's report to shareholders (i) identify the type and amounts of antibiotics used on healthy animals, and (ii) discuss the feasibility of producing and sourcing livestock grown without the nontherapeutic use of such antibiotics.

9000 West 67th Street • P.O. Box 2972 • Shawnee Mission, KS 66201 • PHONE: 913-676-8800 / FAX: 913-676-8872 / Telex: 209513 SAMC UR

Grounds for Exclusion

The Company believes that the Proposal properly may be omitted from the Company's proxy materials for the 2003 Annual Meeting because (i) the Proposal relates to the conduct of the ordinary business operations of the Company (Rule 14a-8(i)(7)), and (ii) the Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act (Rule 14a-8(i)(3)).

1. The Proposal relates to the conduct of the ordinary business operations of the Company.

Under Rule 14a-8(i)(7) under the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." The Commission has noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Exchange Act Release No. 34-40018 (May 21, 1998). The Staff also has established that where the subject matter of a proposed report involves a matter of ordinary business, the proposal is also considered to related to the ordinary business operations of the company. Exchange Act Release No. 34-20091 (August 16, 1983).

Although the Staff has noted that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered to be excludable because the proposals would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote, in *Hormel Foods Corporation* (November 19, 2002) the Staff recently concluded that a shareholder proposal substantially similar to the Proposal did not warrant such an exception. Just as with the Proposal in the present case, in Hormel the proposal requested Hormel's Board review Hormel's standards regarding use of antibiotics by its meat suppliers and report to shareholders by January 2004. The proponents' supporting statement urges that the Board's report to shareholders (i) identify the amount of antibiotics used, and for what purposes, by Hormel's suppliers and (ii) enact a plan to source livestock grown without the nontherapeutic use of medically important antibiotics. Just as in the case of the Hormel proposal:

a. The Proposal relates to management's ability to run the Company on a day-to-day basis. The Proposal requests the Board to prepare what could be an extremely detailed and technical report on the Company's ongoing, day-to-day selection of resources and products it sells. For many years, the Company's activities in this regard have been regulated by federal, state and local regulations in the food safety area. Compliance with those laws and regulations is a part of the day-to-day business of the Company as it endeavors to produce safe, healthy products. The Company has a staff devoted to compliance with food safety regulations.

   As noted in Hormel, in numerous instances, the Staff has concluded that proposals related to compliance with government statutes and regulations involve ordinary business and therefore are excludable pursuant to Rule 14a-8(i)(7). In *Willamette Industries, Inc.* (March 20, 2001), for example, the Staff concurred that a proposal requiring an annual report detailing the company's environmental compliance program, those responsible for enforcing compliance at the company and facts regarding the financial impact of compliance could be omitted from its proxy materials in accordance with Rule 14a-8(i)(7) because the subject of the report (i.e., evaluation of risk) related to its ordinary business. In addition, the Staff concurred with Duke Power Company's conclusion that it could exclude a similar shareholder proposal because compliance with government regulations was considered part of the company's ordinary business operations. *Duke Power Company* (February 1, 1988). See also, *Allstate Corporation* (February 16, 1999).

Moreover, the ability to make decisions as to the supplies to be purchased and the products to be sold requires business judgment regarding allocation of corporate resources and is fundamental to management's ability to control the day-to-day operations of the Company, and therefore is not an appropriate subject for a shareholder proposal. Decisions concerning the suppliers from whom the Company purchases supplies and the selection of products it sells are outside the knowledge and expertise of shareholders as a group. As noted in Hormel, companies have regularly received the Staff's assurance that no action would be taken if proposals similar to the Proposal were omitted from proxy materials. For example, the Staff found that proposals dealing with food irradiation could be excluded because they dealt with "the choice of products and supplies used in the preparation of its products." *Borden, Inc.* (November 30, 1989); See also, *The Kroger Co.* (March 23, 1992). The Staff also allowed McDonalds Corp. to exclude a proposal that McDonald's use only vegetable oil when preparing its products due to health concerns. The Staff stated that the selection of "food preparation methods" was a matter relating to ordinary business operations. *McDonald's Corp.* (March 24, 1992). Again, the Staff relied on Rule 14a-8(i)(7) when it allowed H.J. Heinz to exclude a proposal that the company stop using food coloring despite the assertion in a report by the American Academy of Pediatrics that the food coloring was suspected of causing a large number of serious adverse reactions in children. *H.J. Heinz* (June 2, 1999).

Food irradiation, the choice of cooking oil and food coloring have all been found by the Staff to be within the ordinary business operations of a company. In making those determinations, the Staff implicitly recognized that the regulation of food and food preparation is a function assigned to the FDA and that those companies, like the Company, merely provide access to products approved by the FDA to a broad spectrum of the American population. As noted in Hormel, this situation is no different. The discretionary authority to select certain types of ingredients and supplies, including livestock that has been grown with the use of antibiotics, that comply with FDA regulations should reside with the Company's management rather than its shareholders.

b. The Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature. The determination, testing and evaluation of livestock grown with the use of antibiotics is extremely complex and scientific. The relevant food safety regulations are also complex and their actual application to a company's operations can be subject to varying interpretations. The average shareholder, who presumably lacks training in biochemistry, would have difficulty evaluating the scientific data associated with the analysis of compliance with food safety regulations, the use of antibiotics to grow livestock and the suitability of alternatives. The Company's management is better equipped than its shareholders, who meet only once each year, to deal with these complex matters.

c. The Proposal does not raise significant social policy concerns tied directly to the Company's operations under the "ordinary business" analysis. Merely because a shareholder proposal deals with a subject that may touch on a social policy issue does not mean that it may not be excluded if it encroaches on a company's ordinary business operations.

The Proposal clearly deals with issues and considerations that involve the Company's ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control. Therefore, the Company has concluded that it may omit the Proposal from its proxy materials for the 2003 Annual Meeting in accordance with Rule 14a-8(i)(7).

Based on the foregoing, the Company believes that it may omit the Proposal from its proxy materials for its 2003 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials.

2. ***The Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act.***

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Rule 14a-9 under the Exchange Act provides, in pertinent part, that: "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ...."

The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. See, e.g., *Wal-Mart Stores, Inc.* (April 2, 2001); *McDonald's Corporation* (March 13, 2001); *Comshare, Incorporated* (August 23, 2000); *Tri-Continental Corporation* (March 14, 2000). The Staff has also on many occasions found that a company could properly omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit material facts necessary to make statements therein not false or misleading. See e.g., *Sysco Corporation* (September 4, 2002); *American Standard Companies, Inc.* (March 18, 2002); *Emerson Electric Co.* (October 27, 2000); *National Fuel Gas Company* (November 18, 1999); *Exxon Baldwin Corporation* (February 20, 1998). Moreover, Staff Legal Bulletin No. 14 (July 13, 2001) states that "in drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact." Staff Legal Bulletin No. 14 also states that shareholders "should provide factual support for statements in the proposal and supporting statement."

The Proposal is misleading because it states, without support, that shareholders of the Company are concerned about the Company's practices relating to the use of antibiotics on healthy animals. The Proposal cites no support for this assertion. In fact, there is no indication that any other shareholder shares the Proponent's concern. If the Proposal were to be included in the Company's proxy materials, the omissions with respect the extent of shareholder concern would mislead the Company's shareholders as to material matters. Consequently, the Company has concluded that it may omit the Proposal from its proxy materials for the 2003 Annual Meeting in accordance with Rule 14a-8(i)(3).

Omission of the Proponent's Identity

Rule 14a-8(l)(1) permits a company to omit the identification of the proponent of a shareholder proposal from its proxy statement and, instead, to furnish that information to shareholders upon request. If the Proposal is included in the Company's proxy statement, the Company intends to omit identification of the Proponent. The Proponent has included its identity in the preamble included in the Proposal. It disingenuously asserts that the reference does not identify it as the proponent of the Proposal, and, instead, is a statement of its views. This characterization is nothing more than a strained attempt to require the Company to identify the Proponent with the Proposal. In the past, the Staff has found that a company could properly exclude a shareholder's identity from its proposal. See, e.g., *Alaska Air Group, Inc.* (March 13, 2001). Based on the foregoing, the Company believes that, in the event that it must include the Proposal in its proxy materials for its 2003 Annual Meeting, it may nonetheless omit the preamble to the Proposal from the proxy materials and the Company respectfully requests that the Staff not recommend any enforcement action if the preamble to the Proposal is omitted from such proxy materials.

If the Staff has any questions or comments regarding this filing, please contact any of the undersigned, at (913) 676-8925

Sincerely,

SEABOARD CORPORATION

David M. Becker

David M. Becker
Vice President and General Counsel

cc: Robert Steer
Rod Brenneman
Larry Fahn, Sierra Club

AMENDED

REPORT ON USE OF ANTIBIOTICS
Seaboard Corporation

WHEREAS, The Sierra Club believes that there is a positive correlation between a company's financial returns and its environmental and public health policies;

RESOLVED: Shareholders request that our Board review the Company's policies regarding use of antibiotics in its hog production facilities and those of its suppliers and report to shareholders by January 2004. We request a report on the type and amounts of antibiotics they use on healthy animals, which report shall include a discussion of the feasibility of producing and sourcing livestock without the nontherapeutic use of such antibiotics.

Supporting Statement

Shareholders are concerned that our company raises hogs using practices that typically involve routinely feeding antibiotics to healthy animals.

There is growing concern in the scientific and medical community about the increasing resistance of bacteria to antibiotics that are medically important for humans:

- The Union of Concerned Scientists estimates that 70% of antibiotics in the U.S. are fed to healthy livestock to promote growth and to compensate for unsanitary conditions. Some antibiotics used in meat production are also used in human medicine. (*Clinical Infectious Diseases*, June 1, 2002) No U.S. government agency requires reporting of antibiotics used in livestock agriculture.
- Three studies in the October, 2001 *New England Journal of Medicine* document the links between antibiotic overuse and drug-resistant bacteria found in meat and poultry products.
- Studies show that antimicrobial-resistant commensal bacteria from food animals can colonize the human gut, where they potentially can transfer their resistance to ordinary pathogens. (*Clinical Infectious Diseases*, June 1, 2002)
- The Alliance for the Prudent Use of Antibiotics' report, *Facts about Antimicrobials in Animals and the Impact on Resistance*, concluded that "the elimination of nontherapeutic use of antimicrobials in food animals and in agriculture will lower the burden of antimicrobial resistance in the environment, with consequent benefits to human and animal health." (*Clinical Infectious Diseases*, June 1, 2002)
- A recent U.S. Geological Survey study found antimicrobial residues in 48 percent of 139 streams surveyed nationwide; 45 percent of survey sites were downstream from animal agriculture operations.
- In June 2001, the American Medical Association opposed the use of antibiotics in agriculture for healthy animals (i.e., "nontherapeutic" use). The World Health Organization made similar recommendations.
- Meat can be produced profitably without routine use of antibiotics. As of 1998, the European Union prohibited use as growth promoters of all antibiotics used in human medicine; only four antibiotics not used in human medicine can be used without prescription in agriculture in the EU. Where bans exist on the use of antibiotics as growth promotants, such as in Sweden and Denmark, meat producers continue to thrive, according to the nonprofit Keep Antibiotics Working. Companies have adapted by modifying the diet of animals, and by improving animal husbandry to decrease the risk of infection. Antibiotics continue to be available by prescription to treat sick animals.

We believe that by taking this action Seaboard will attract the loyalty of health-conscious consumers.

December 3, 2002

David M. Becker
Vice President and General Counsel
Seaboard Corporation
9000 West 67th St
P.O. Box 2972
Shawnee Mission, KS 66201

VIA FAX and MAIL

Dear Mr. Becker:

Thank you for your letter dated November 20, 2002 acknowledging receipt of a shareholder resolution submitted for the 2003 annual meeting. The resolution requests a shareholder vote on a report on Seaboard's use of antibiotics.

Your one procedural objection to the shareholder resolution is that it is comprised of two proposals. Because we believe that a plan to produce and source livestock grown without the nontherapetic use of medically important antibiotics would provide a competitive advantage over other pork producers, we have amended the resolution so as to address one proposal: "a report on the type and amounts of antibiotics they use on healthy animals, which report shall include a discussion of the feasibility of producing and sourcing livestock without the nontherapeutic use of such antibiotics."

In addition, you list a number of non-procedural objections that do not follow SEC rules regarding omission of resolutions in your proxy statement. Rule 14a-8(j). We have amended the resolution to revise the first sentence of the Supporting Statement. However, although Rule 14a-8(l)(1) permits a company to omit the identification of the proponent of a shareholder proposal from its proxy statement, the shareholder resolution does not identify the Sierra Club as the resolution proponent, rather it is a statement of the Sierra Club's views on a company's financial returns and its environmental and public health policies.

We do not agree that a report on antibiotic use may be omitted under Rule 14a-8(i)(7). Reports to shareholders are a common theme in shareholder resolutions. Therefore, should you notify the SEC of your intention to omit the resolution on this basis, we will make our objections known to the SEC under Rule 14a-8(k).

Please contact Larry Fahn, Sierra Club – Vice President for Conservation, 311 California Street, Suite 510, San Francisco CA 94104. Telephone: (415) 391-3212.
Email: <Larry.Fahn@sierraclub.org> should you have any reason to communicate with us further about this matter.

Sincerely,

David E. Ortman
Sierra Club
Corporate Accountability Committee
Shareholder Action Task Force

for

Larry Fahn
Sierra Club, Vice President for Conservation

AMENDED

REPORT ON USE OF ANTIBIOTICS
Seaboard Corporation

WHEREAS, The Sierra Club believes that there is a positive correlation between a company's financial returns and its environmental and public health policies;

RESOLVED: Shareholders request that our Board review the Company's policies regarding use of antibiotics in its hog production facilities and those of its suppliers and report to shareholders by January 2004. We request a report on the type and amounts of antibiotics they use on healthy animals, which report shall include a discussion of the feasibility of producing and sourcing livestock without the nontherapeutic use of such antibiotics.

Supporting Statement

Shareholders are concerned that our company raises hogs using practices that typically involve routinely feeding antibiotics to healthy animals.

There is growing concern in the scientific and medical community about the increasing resistance of bacteria to antibiotics that are medically important for humans:

- The Union of Concerned Scientists estimates that 70% of antibiotics in the U.S. are fed to healthy livestock to promote growth and to compensate for unsanitary conditions. Some antibiotics used in meat production are also used in human medicine. (*Clinical Infectious Diseases*, June 1, 2002) No U.S. government agency requires reporting of antibiotics used in livestock agriculture.
- Three studies in the October, 2001 *New England Journal of Medicine* document the links between antibiotic overuse and drug-resistant bacteria found in meat and poultry products.
- Studies show that antimicrobial-resistant commensal bacteria from food animals can colonize the human gut, where they potentially can transfer their resistance to ordinary pathogens. (*Clinical Infectious Diseases*, June 1, 2002)
- The Alliance for the Prudent Use of Antibiotics' report, *Facts about Antimicrobials in Animals and the Impact on Resistance*, concluded that "the elimination of nontherapeutic use of antimicrobials in food animals and in agriculture will lower the burden of antimicrobial resistance in the environment, with consequent benefits to human and animal health." (*Clinical Infectious Diseases*, June 1, 2002)
- A recent U.S. Geological Survey study found antimicrobial residues in 48 percent of 139 streams surveyed nationwide; 45 percent of survey sites were downstream from animal agriculture operations.
- In June 2001, the American Medical Association opposed the use of antibiotics in agriculture for healthy animals (i.e., "nontherapeutic" use). The World Health Organization made similar recommendations.
- Meat can be produced profitably without routine use of antibiotics. As of 1998, the European Union prohibited use as growth promoters of all antibiotics used in human medicine; only four antibiotics not used in human medicine can be used without prescription in agriculture in the EU. Where bans exist on the use of antibiotics as growth promotants, such as in Sweden and Denmark, meat producers continue to thrive, according to the nonprofit Keep Antibiotics Working. Companies have adapted by modifying the diet of animals, and by improving animal husbandry to decrease the risk of infection. Antibiotics continue to be available by prescription to treat sick animals.

We believe that by taking this action Seaboard will attract the loyalty of health-conscious consumers.

SEABOARD CORPORATION

VIA OVERNIGHT AND EMAIL

November 20, 2002

Larry Fahn
Vice President for Conservation
Sierra Club
311 California Street, Suite 510
San Francisco, California 94104
(Email: Larry.Fahn@sierraclub.org)

Dear Mr. Fahn:

Seaboard Corporation ("Seaboard") has received your letter dated November 7, 2002, concerning a shareholder resolution and supporting statement (the "Resolution") submitted for inclusion in Seaboard's proxy statement for its 2003 annual meeting. Seaboard believes that your submission does not meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 for the following reasons:

1. Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Resolution is comprised of two proposals: one calling for a report to shareholders by January 2004 and one calling for the preparation of a plan to produce and source livestock.

2. Rule 14a-8(i)(3) provides that a proposal or supporting statement may be excluded if it is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Purported statements of fact which are provided without substantiation may violate Rule 14a-9. The first sentence of the Supporting Statement is an unsubstantiated statement of fact.

3. Rule 14a-8(i)(7) provides that a proposal or supporting statement may be excluded if the proposal deals with a matter relating to the company's ordinary business operations. Seaboard believes that details relating to Seaboard's feeding of livestock come within Seaboard's ordinary business operations.

4. Rule 14a-8(l)(1) permits a company to omit the identification of the proponent of a shareholder proposal from its proxy statement and, instead, to furnish that information to shareholders upon request. If the Resolution is included in Seaboard's proxy statement, Seaboard intends to omit the identification of the Sierra Club. Accordingly, the preamble in the Resolution must be deleted or revised to omit the reference to the Sierra Club.

If the Sierra Club wishes to address the deficiencies described above, your response to Seaboard must be postmarked, or transmitted electronically, no later than 14 days after you receive this letter.

Sincerely,

SEABOARD CORPORATION

David M. Becker
Vice President and General Counsel

cc Marshall Tutin
Rod Brennemen
Bob Stee
John Virgo.

SIERRA CLUB
FOUNDED 1892

November 7, 2002

Marshall Tutin
Corporate Secretary
Seaboard Corp.
9000 West 67th Street,
Shawnee Mission, Kansas 66202

Via Fax: (913) 676-8872 and FedEx

Dear Mr. Tutin:

Enclosed, please find a shareholder resolution that Sierra Club hereby submits under the SEC's Rule 14a(8). The Sierra Club has owned the requisite value for the requisite time period; intends to continue ownership of the requisite value through the forthcoming annual meeting in 2003; and stands prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Enclosed please also find a written statement from Anne Stout, a Registered Representative at Charles Schwab & Co., our broker verifying our continuous ownership of the requisite valued Seaboard shares since November 28, 2000.

Please contact me, Larry Fahn, Sierra Club – Vice President for Conservation, 311 California Street, Suite 510, San Francisco CA 94104. Telephone: (415) 391-3212. Email: Larry.Fahn@sierraclub.org., should you have any reason to communicate with us about this matter.

Sincerely,

Larry Fahn,
Sierra Club, Vice President for Conservation

REPORT ON USE OF ANTIBIOTICS
Seaboard Corporation

WHEREAS, The Sierra Club believes that there is a positive correlation between a company's financial returns and its environmental and public health policies;

RESOLVED: Shareholders request that our Board review the Company's policies regarding use of antibiotics in its hog production facilities and those of its suppliers and report to shareholders by January 2004. We request a report concerning the amount of antibiotics used and for what purpose by Seaboard's agricultural operations and those of its suppliers. Further, we request a plan to produce and source livestock grown without the nontherapeutic use of medically important antibiotics.

Supporting Statement

Our company raises hogs using practices that typically involve routinely feeding antibiotics to healthy animals.

There is growing concern in the scientific and medical community about the increasing resistance of bacteria to antibiotics that are medically important for humans:

- The Union of Concerned Scientists estimates that 70% of antibiotics in the U.S. are fed to healthy livestock to promote growth and to compensate for unsanitary conditions. Some antibiotics used in meat production are also used in human medicine. (*Clinical Infectious Diseases*, June 1, 2002) No U.S. government agency requires reporting of antibiotics used in livestock agriculture.
- Three studies in the October, 2001 *New England Journal of Medicine* document the links between antibiotic overuse and drug-resistant bacteria found in meat and poultry products.
- Studies show that antimicrobial-resistant commensal bacteria from food animals can colonize the human gut, where they potentially can transfer their resistance to ordinary pathogens. (*Clinical Infectious Diseases*, June 1, 2002)
- The Alliance for the Prudent Use of Antibiotics' report, *Facts about Antimicrobials in Animals and the Impact on Resistance,* concluded that "the elimination of nontherapeutic use of antimicrobials in food animals and in agriculture will lower the burden of antimicrobial resistance in the environment, with consequent benefits to human and animal health." (*Clinical Infectious Diseases*, June 1, 2002)
- A recent U.S. Geological Survey study found antimicrobial residues in 48 percent of 139 streams surveyed nationwide; 45 percent of survey sites were downstream from animal agriculture operations.
- In June 2001, the American Medical Association opposed the use of antibiotics in agriculture for healthy animals (i.e., "nontherapeutic" use). The World Health Organization made similar recommendations.
- Meat can be produced profitably without routine use of antibiotics. As of 1998, the European Union prohibited use as growth promoters of all antibiotics used in human medicine; only four antibiotics not used in human medicine can be used without prescription in agriculture in the EU. Where bans exist on the use of antibiotics as growth promotants, such as in Sweden and Denmark, meat producers continue to thrive, according to the nonprofit Keep Antibiotics Working. Companies have adapted by modifying the diet of animals, and by improving animal husbandry to decrease the risk of infection. Antibiotics continue to be available by prescription to treat sick animals.

We believe that by taking this action Seaboard will attract the loyalty of health-conscious consumers.

charles SCHWAB

9401 E. Panorama Circle Englewood CO 80112-3409

November 5, 2002

Sierra Club
Attn: Lou Barnes
85 2nd St., Second Floor
San Francisco, CA 94105-3459

Re: 8769-0836

Dear Sierra Club:

The Sierra Club has continuously owned 18 shares of Seabound Corp. (SEB) since November 28, 2000.

Thank you for your business with Charles Schwab & Co., Inc. If you have any questions regarding this matter please do not hesitate to contact us at 800-435-9050.

Sincerely,

Anne Stout

Anne Stout
Registered Representative II
Charles Schwab

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Seaboard Corporation
Incoming letter dated December 30, 2002

The proposal requests that the board of directors review Seaboard's policies regarding the use of antibiotics in its hog production facilities and those of its suppliers and provide a report on matters specified in the proposal.

There appears to be some basis for your view that Seaboard may exclude the proposal under rule 14a-8(i)(7), as relating to Seaboard's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Seaboard omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Seaboard relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor